Intelligent Buying, Inc.

260 Santa Ana Court

Sunnyvale, CA 94085.

Tel. (408) 744-1001

August 8, 2006.

By EDGAR Transmission and by Hand Delivery

Perry Hindin.

Special Counsel

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Intelligent Buying, Inc.
Amendment No. 2 to Registration Statement on
Form SB-2
Filed April 17, 2006 File No. 333-133327

Ladies and Gentlemen:

On behalf of Intelligent Buying, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated May 11, 2006, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Prospectus Cover Page

1.  Please tell us the status of your efforts for quotation on the Bulletin Board. Also, revise your disclosure to reflect that shares of your common stock will be quoted, as opposed to listed, on the Bulletin Board.

Company Response.  As of the date hereof, the Company has taken no action to cause its shares to be quoted on the Over-the-Counter Bulletin Board or otherwise.  Following the effective date of the Registration Statement, the Company intends to contact several potential “market makers” with a view that at least one market maker will file a Form 15c-211 with the NASD and that the Company will then be accepted for quotation on the Bulletin Board.  There is no guarantee that the Company will meet the requirements of for such quotation or that the Company will be successful in having a market maker agree to make a market in the Company’s shares to file the required Form 15c-211.  The Prospectus Cover Page of the Registration Statement has been amended to reflect the above.

About Intelligent Buying, Inc., page 1

2.  We note your disclosure in the first paragraph of this section regarding your issuance on March 22, 2006 of 1,250,000 shares of your preferred stock to each of your founders in exchange for 10,000 shares of common stock held by each of them. We note similar disclosure on page 18 in the first paragraph under the heading "Description of Business." Please reconcile this disclosure with the fifth paragraph of note 7 to your financial statements which indicates that you issued 1,250,000 shares of preferred stock to your founders in exchange for 2,500,000 of common stock held by each of them. Also revise your reference on page 1 to 2,500,100 shares of preferred stock.

Company Response.  The references to “2,500,100” shares appearing on pages 1 and 18 are typographical errors and have been corrected to read “2,500,000” shares.  The reference to “2,500,000” shares in the fifth paragraph of note 7 of the financial statements is also incorrect and has been revised to reflect “10,000” shares.

3.  You disclose that your products range from laptop computers to million-dollar servers. Reconcile this disclosure with the disclosure of inventory on page F-2 and revenues on page F-3. Please advise or revise.

Company Response.  We have deleted the statement that the Company’s products “range from laptop computers to million-dollar servers.  The description now reads ”The Company sells products which include servers with multiple CPU’s, web servers, desktop and laptop computers, enterprise level switching equipment and routers.”

4.  Please clarify how your location in Silicon Valley leads you to being "well-networked with venture capital firms."

Company Response.  We have revised the first sentence of the third paragraph of this section to read as follows:  The Company is located in the heart of Silicon Valley, in close proximity to a number of prominent venture capital firms located in Menlo Park, CA.  This proximity permits us to have face-to-face contact with these firms, which are the principal funding mechanism for the information technology industry.”

5.  Please expand the third sentence of the third paragraph of this section to quantify the amount of your revenues attributable to those products manufactured by the five companies listed. Also, clarify that some of these companies arc your competitors.

Company Response.  We have deleted the reference to the manufacturers in the referenced sentence.  The sentence now reads:  “The principal categories of equipment sold by the Company comprise servers with multiple CPU’s, web servers, desktop and laptop computers, enterprise level switching equipment and routers.”

Risk Factors, page 2

6.  Several of your risk factor subheadings captions are too vague and generic to adequately describe the risk that follows or merely allude to the risk rather than disclose the risk and the possible result of the risk- Revise your risk factor subheadings to disclose the risks that result from the conditions you describe. For example, but without limitation, the risk factor subheading "Concentrated Control Risks" does not disclose a specific risk to investors. Revise to disclose the risk that results from your founders holding over 70% of your common stock.

Company Response.  We have revised the Risk Factor Heading related to “Concentrated Control Risks” and have further revised the Risk Factors Relating to the Business to further highlight the potential impacts of the realization of those risks

7.  Please add or expand the appropriate risk factor to highlight the going concern opinion.

Company Response.  We have added the following Risk Factor highlighting the going concern opinion:

“Our independent auditors have added an explanatory paragraph to their audit issued in connection with the financial statements for the period ended December 31, 2005, relative to our ability to continue as a going concern.  While we had positive working capital of $51,087 as of March 31, 2006, we had an accumulated deficit of $78,425 incurred  through  March 31,  2006 and recorded a loss of $24,031 for the fiscal year ended December 31, 2005.  Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment.  Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next 12 months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. As such we may have to cease operations and investors could lose their entire investment.”

Where You Can Find More Information., page 8

8.  Please revise this section to reflect the correct address of the Securities and Exchange Commission.

Company Response.  The address for the United States Securities and Exchange Commission has been changed to 100 F Street N.E., Washington, DC 20549.

Cautionary Note Regarding Forward-Looking Statements, page 8

9.  We note the reference on page 9 to the Private Securities Litigation Reform Act of 1995. Please remove the references since it does not apply to initial public offerings.

Company Response.  The reference has been deleted.

Selling Security Holders, page 10

10.  Please provide the disclosure required by Item 507 of Regulation S-B. For example, we note that Sophia Malobrodsky is a selling security holder. In addition, please tell us in your response letter how each of the selling security holders acquired the shares of your common stock that are being sold pursuant to this registration statement.

Company Response.  We have amended the disclosure schedule to comply with Item 507.  We have also included the disclosure relative to how each of the selling security holders acquired their shares of the Company’s common stock.

11.  Please disclose the natural person who has voting or investment control of the shares held by the entities in the table.

Company Response.  We have added footnotes with respect to the identity of the natural persons who have voting or investment control of the shares held by entities in the table.

Directors and Executive Officers. Promoters and. Control Persons, page 12

12.  Please clarify the business experience for the last five years of David Gorodyansky and Eugene Malobrodsky.

Company Response.  We have amended the disclosure relative to the business experience of David Gorodyansky and Eugene Malobrodsky to clarify their business experience for the past five years.

Security Ownership of Certain Beneficial Holders and Management, page 14

13.  Please provide a table for the disclosure required by Item 403(a) and (b) of Regulation S-B for the outstanding preferred stock.

Company Response.  This section has been amended to include the tables required by Items 403 (a) and (b).

14.  Please disclose the natural person who has voting or investment control of the shares held by Altitude Group, Inc.

Company Response.  A footnote has been added to disclose the natural person who has voting or investment control of the shares held by Altitude Group, LLC.

Officers' Compensation and Loans, page 22

15.  We note that the outstanding balance of notes held by related parties were exchanged for shares of the company's common stock at $0.15 per share in March 2006. Please tell us your consideration as to whether these notes were converted at a discount and tell us your related accounting. It appears that at such time, shares of your common stock were selling at $.75 per share. Please cite the accounting guidance upon which you based your accounting.

Company Response.  The subject notes were issued in fiscal years 2004 and 2005, at a time that there was no market or reasonable value for the Company’s Common Stock.  In order to improve the Company’s net working capital position in advance of the offering of shares in March 2006, the Company approached the note holders with the request that they convert their debt position to equity.  In an arms-length negotiation between the Company and the note holders, the note holders agreed to convert their notes to common stock at a price of $0.15 per share.  While this price represented a discount to the price being offered to new investors, the price was determined to be fair and reasonable on the basis that the note holders were relinquishing their senior debt position for an illiquid position as an equity holder.  From the Company’s standpoint, the exchange meant that the Company would not need to utilize funds raised from new investors to repay existing debt.  The accounting treatment of the exchange was to debit Notes Payable and credit Common Stock par value and Additional Paid-In Capital.  This is reflected in the Company’s March 31, 2006 balance sheet which is part of its Form 10-QSB filed with the U.S. Securities and Exchange Commission and in the amended Form SB-2.

Liquidity, page 23

16.  Expand disclosure in Management's Discussion to disclose that the company has suffered recurring losses from operations, that its current liabilities exceed its current assets and that there is a stockholders' deficit as of December 31, 2005. Revise the Management's Discussion to clearly state that there is "substantial doubt" about the company's ability to continue as a going concern. Going concern disclosures must use the words "substantial doubt."

Company Response.  We have expanded our discussion relating to the disclosure that the Company has suffered recurring losses from operations and that the Company had negative working capital as of December 31, 2005.  We have also incorporated the “substantial doubt” language appearing in the auditor’s going concern opinion.

17.  In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a reasonably detailed description of management's specific viable plans intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of Intelligent Buying's ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. You should describe the plan in both the management's discussion and analysis of liquidity and the notes to the financial statements. Refer to Regulation SB Item 303.

Company Response:   We have expanded the discussion of the management’s plans intended to mitigate the “substantial doubt” relative to the Company as a going concern and the likelihood that such plans will be realized and can be effectively implemented.  We have also added a discussion of the Company’s ability to generate sufficient cash flow to support its operations over the twelve month period commencing April 1, 2006.  Finally, we have expanded the discussion to conform with the requirements of Item 303.

Results of Operations for Comparative Years Ended December 31, 2005 and December 31, 2004, page 24

18.  Please explain in greater detail your ability to purchase inventory. Specifically, explain why the significant decrease in sales was a direct result of your lack of working capital.

Company Response.  We have revised this section to include a discussion relative to the factors involved in the acquisition of inventory and the impact of our ability or lack of ability on sales.  We have also incorporated a discussion of the impact of a lack of working capital on our ability to acquire inventory and therefore increase the generation of sales revenues.

Financial Statements.

19.  The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. Also please provide an updated accountants' consent with any amendment to the filing.

Company Response.  In accordance with Item 310(g), we have included unaudited financial statements for the period ended March 31, 2006.  An updated accountant’s consent has been filed as an exhibit to the amended filing.

Report of Independent Registered Public Accounting Firm, page F-1

20.  We note that the business operation of Intelligent Buying, Inc. is located in California.  We assume that you have assured yourself that your New Jersey accountant is in compliance with applicable state licensing requirements in California. Please advise. Also, explain how they were able to conduct the audit. Tell us if they are licensed other than in New Jersey.

Company Response.  We are advised by our auditors that they are licenses in New Jersey and New York and that they are registered with the PCAOB.  Additionally, a member of the Firm has registered with the California Board of Accountancy under the provisions of the California Privilege Act to allow for work performed on out of state clients by the Firm.  In accordance with this Act, the Firm does not solicit business within the State but will perform services as required. We are further advised that in performing their services, they are not in violation of any applicable state licensing requirements in California.  In conducting the audit, representatives of the auditor physically visited the Company’s offices in California.

Balance Sheets, page F-2

21.  Explain the line item "prepaid expenses and sundry current assets." Provide a schedule of the material components of this asset. Tell us why these amounts increased from December 31, 2004 to December 31, 2005. If any amount exceeds 5%, revise to state separately.

Company Response.  The increase in the balance in this account was due to the payment by the Company of $10,000 to a consulting firm as an advance deposit on services yet to be rendered.  The entire balance at December 31, 2005 was represented by this payment.  As of December 31, 2004, the prepaid expenses and sundry current assets consisted of advance payments to suppliers for good yet to be shipped to the Company.

22.  In addition, provide a schedule of the material components of the line item "accounts payable and accrued expenses." If any amount exceeds 5%, revise to state separately.

Company Response.  This amount represents accounts payable incurred in the ordinary course of the Company’s business as well as a relatively small balance of sales and use taxes payable.   As of December 31, 2005 and 2004, the sales tax component of this amount was $547 and $812 respectively and the balance represented trade accounts payable.

Statement of Operations and Accumulated Deficit, page F-3

23.  We note your inception date is March 24, 2004 on your statement of operations and cash flows and March 22, 2004 on your statement of stockholders' deficiency. Please reconcile.

Company Response.  The reference to March 24, 2004 on our statement of stockholders’ deficiency is a typographical error and has been corrected to read “March 22, 2004”.

24.  In this regard, the report of your independent auditors has an inception date of March 24, 2004 and their consent has an inception date of March 22, 2004. Please have your auditors revise as necessary.

Company Response.  The reference to March 24, 2004 in the auditors’ Report of Independent Registered Public Accounting Firm is a typographical error and has been corrected to read “March 22, 2004” in both places where it appears.

Statements of Cash Flows. page F-5

25.  Revise to present repayment and advances to shareholders and related parties on a "gross" basis, or tell us why the current presentation is appropriate. Refer to paragraphs 11-13 to SFAS 95.

Company Response.  We believe that the original presentation is correct and the following represents the supporting accounting literature for this treatment.  In order to better understand the accounting treatment, it should be noted that these loans represent advances by the shareholders via the use of their own personal credit cards to pay for certain Company purchases and expenses.  The payments back to the shareholders are made directly by the Company to the credit card companies and are all on a short term basis.  In accordance with SFAS 95, we believe that the relevant treatment meets the criteria stated as in paragraphs 12 and 13 and that as stated in the SFAS, “only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments relating to them may not be necessary to understand the enterprise’s operating, investing and financing activities”

Note 1, Significant Accounting Policies, page F-6

26.  Please clarify the date of incorporation. Your date of March 24, 2004 in Footnote 1 is not consistent with other dates provided in the document. Please revise.

Company Response.  The reference to March 24, 2004 in Note 1, Significant Accounting Policies is a typographical error and has been corrected to read “March 22, 2004”.

27.  Revise to disclose your accounting policies with respect to revenue recognition. Specifically, discuss if you recognize revenue based on the gross amount billed to a customer or a net amount retained, like a commission or a fee. Provide your analysis under HIT 99-19 to support your presentation. Also, describe any services you provide to customers and quantify the revenue earned. Finally, explain if you have conducted any on-line auctions of your inventory. If so, please quantify the amount of inventory sold through these auctions and discuss your policy for recognizing revenue. Cite the accounting literature that supports your accounting. We may have additional comments after reviewing your response.

Company Response.  The Company records all sales of products at the gross amount of the sale.  The Company holds title to all items that it offers for sale and only upon delivery and the change of title would the revenue be recognized.  The Company does not sell products on a commission or fee-based structure.  The Company has listed certain of its inventory items on ebay and remains the ultimate seller of these goods.  Once again, in all such sales, the Company records the gross sales amount and the related cost of goods sold.  The accounting system does not provide for the segregation of sales via eBay and although not a substantial part of the business, they are unable to quantify the actual dollar amount of these sales.  A note on revenue recognition policy has been included in the financial statements.

28.  In this regard, confirm that there are no special rights or exchange privileges and that all sales are considered final upon delivery. We see a reference to "customized solutions." Tell us if sales are subject to customer acceptance provisions and, if so, tell us how it impacts revenue recognition.

Company Response.  We do not see a reference in the Registration Statement to any “customized solutions”.  We have incorporated additional language in this section to state that all sales are considered final upon delivery and are not subject to any provisions related to customer acceptance or any special rights or exchange privileges.

Stock-Based Compensation, page F-7

29.  We note that, "the company, at times, issues shares of common stock in payment for services rendered to the company." Please tell us if you have issued any stock for services to date and if so how you accounted for the issuance of the shares and the related expense. In addition, tell us how you valued the shares and/ or services provided.

Company Response.  As disclosed in the Form SB-2, on March 22, 2006, the Company issued 500,000 shares of common stock to Altitude Group, LLC pursuant to the terms of a Financial Services Agreement entered into by the Company on that date.  Specifically, Altitude Group, LLC has provided consulting services to the Company related to strategic planning and capital formation.  The Company was invoiced $100,000 for the services provided by Altitude Group, LLC, which it believed to be the fair cash value of such services.  In an arms-length negotiation between the Company and Altitude Group, LLC, Altitude Group, LLC agreed to accept an equivalent value paid in Common Shares of the Company at a price of $0.20 per share, which resulted in the issuance of 500,000 shares of the Company’s Common Stock.  While this price represented a discount to the price being offered to new investors, the price was determined to be fair and reasonable on the basis that Altitude Group, LLC was relinquishing its creditor position for an illiquid position as an equity holder.  From the Company’s standpoint, the exchange meant that the Company would not need to utilize funds raised from new investors to pay for Altitude Group, LLC’s services rendered under the Financial Services Agreement.  The accounting treatment of the issuance of shares to Altitude Group LLC was to record a $100,000 expense in the quarter ended March 31, 2006 offset by an identical amount credited to Common Stock par value and Additional Paid-In Capital.  The Company’s Form 10-QSB previously filed incorrectly reflected this treatment and the Company is concurrently filing an amended Form 10-QSB for the period ended March 31, 2006 to correct this.  The Form SB-2 has also been amended to reflect this treatment.

Inventories, page F-7

30.  Tell us, and revise your filing to disclose how you review inventory for obsolescence and your related accounting for items determined to be obsolete.

Company Response.  Company management reviews all inventory not less frequently than quarterly.  The Company generally does not maintain inventory for a particularly long period.  While there are no hard and fast guidelines for determining that inventory is not marketable, all inventory which, in the opinion of management, is not considered to be marketable in the immediate term is removed in its entirety from the Company’s inventory and its carrying value fully amortized and written off.

Note 4. Notes Payable – Others, page F-8

31.  Please revise your description, "Notes Payable – Others" to clarify these notes are due to a related party. In addition, please tell us the nature of the amount "Due to Related Party" included in long-term liabilities on your balance sheet. Revise to provide the related party disclosures required by SFAS 57.

Company Response.  The descriptions for the Notes payable- Others have been revised. The Company does present any long-term liabilities on the balance sheet and will need further clarification from the Commission on this comment.

Note 7_ Subsequent Events, page F-9

32.  In each transaction involving the issuance of shares for services, expand your disclosures to state the fair value of the issuance. Disclose how each issuance was valued. Address both the method and the significant assumptions applied.

Company Response.  The language related to the issuance of shares to Altitude Group, LLC has been revised to provide certain details relative to basis for the issuance of the shares to the Altitude Group, LLC and the valuation of the same.  Specifically, Altitude Group, LLC has provided consulting services to the Company related to strategic planning and capital raising. Specifically, the Company was invoiced $100,000 for the services provided by Altitude Group, LLC, which it believed to be the fair cash value of such services.  In an arms-length negotiation between the Company and Altitude Group, LLC, Altitude Group, LLC agreed to accept an equivalent value paid in Common Shares of the Company at a price of $0.20 per share, which resulted in the issuance of 500,000 shares of the Company’s Common Stock.  While this price represented a discount to the price being offered to new investors, the price was determined to be fair and reasonable on the basis that Altitude Group, LLC was relinquishing its creditor position for an illiquid position as an equity holder.  From the Company’s standpoint, the exchange meant that the Company would not need to utilize funds raised from new investors to pay for Altitude Group, LLC’s services rendered under the Financial Services Agreement.  The accounting treatment of the issuance of shares to Altitude Group LLC was to record a $100,000 expense in the quarter ended March 31, 2006 offset by an identical amount credited to Common Stock par value and Additional Paid-In Capital.

Exhibit Index

33.  You have marked the index to indicate that you will file the Lionheart exhibit by amendment. Please be advised that such agreement has been filed, but it appears that you have not yet filed the financial services agreement with Altitude Group.

Company Response. The Financial Services Agreement with Lionheart was filed in error.  The Company had intended to file the Altitude Group, LLC Financial Services Agreement as Exhibit 10.2, and such Agreement is filed as Exhibit 10.2 with the amended Registration Statement.  The original Exhibit 10.2 filed with the initial Registration Statement (the Lionheart Financial Services Agreement) has been deleted because that Agreement was never executed and the Company has terminated discussions with Lionheart and does not intend to have any relationship with Lionheart in the future.  The termination of the Lionheart relationship is detailed with more specificity in the amended Registration Statement.

Exhibits

34.  Please file all exhibits required to be filed by Item 601 of Regulation S-B. For example, but without limitation, Item 601(b)(10) requires that you file as an exhibit the agreements pursuant to which you sold 116,200 shares of your common stock in March 2006.

Company Response.  The form of Subscription Agreement between the Company and each of the investors who purchased the 116,200 shares of the Company’s common shares is filed with the amended Registration Statement as the new Exhibit 10.1.

Exhibit 5.1

35.  Please obtain an updated opinion identifying this registration statement by its correct file number.   In the opinion's cur rent form, the file number has been left blank.

Company Response.  An updated opinion identifying the registration statement by its correct file number has been filed.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

INTELLIGENT BUYING, INC.

By:

/s/ Eugene Malobrodsky

Eugene Malobrodsky

Chief Executive Officer.